

November 6, 2012

Via E-mail
Robert M. Dutkowsky
Chief Executive Officer
Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760

>   **Re: Tech Data Corporation**
>   **Form 10-K for the Fiscal Year Ended January 31, 2012**
>   **Filed March 21, 2012**
>   **File No. 000-14625**

Dear Mr. Dutkowsky:

We have reviewed your letter dated October 24, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 12, 2012.

Form 10-K for the Fiscal Year Ended January 31, 2012

Note 13. Commitments and Contingencies

Contingencies, page 57

1.   We note your response to prior comment 2 where you indicate that "as stated in the disclosure," the company has determined that the risk of loss for a significant portion of the VAT claims is remote. Please tell us where, in your 1934 Act filings, you have included these disclosures or revise to include such assertions in future filings. To the extent you are unable to assert that the risk of loss is remote, please revise to clarify whether there is at least a reasonably possibility that a loss exceeding amounts may have

been incurred and either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

You may contact Megan Askt, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Jeffery Howells – Tech Data Corporation
        Joe Trepani – Tech Data Corporation